# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Flywire Corp, CIK 0001580560
CUSIP: 302492103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 141 Tremont Street, Suite 10, Boston, Massachusetts (MA), 02111
Date of event which requires filing of this statement: 06/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001901865

## Reporting persons
- Divisadero Street Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,384,945; sole dispositive power 0; shared dispositive power 6,384,945; aggregate amount beneficially owned 6,384,945 (5.3% of the class)
- William Zolezzi: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,384,945; sole dispositive power 0; shared dispositive power 6,384,945; aggregate amount beneficially owned 6,384,945 (5.3% of the class)
- Divisadero Street Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,384,945; sole dispositive power 0; shared dispositive power 6,384,945; aggregate amount beneficially owned 6,384,945 (5.3% of the class)
- Divisadero Street Partners GP, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,384,945; sole dispositive power 0; shared dispositive power 6,384,945; aggregate amount beneficially owned 6,384,945 (5.3% of the class)
- Divisadero Street Capital, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,384,945; sole dispositive power 0; shared dispositive power 6,384,945; aggregate amount beneficially owned 6,384,945 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Flywire Corp
Address of issuer's principal executive offices: 141 Tremont Street, Suite 10, Boston, MA 02111

## Item 2. Person Filing
Name of person filing:
Divisadero Street Capital Management, LP
William Zolezzi
Divisadero Street Partners, L.P.
Divisadero Street Partners GP, LLC
Divisadero Street Capital, LLC
Address of principal business office or, if none, residence:
Divisadero Street Capital Management, LP
3480 Main Highway, Suite 204
Miami, FL 33133

William Zolezzi
c/o Divisadero Street Capital Management, LP
3480 Main Highway, Suite 204
Miami, FL 33133

Divisadero Street Partners, L.P.
3480 Main Highway, Suite 204
Miami, FL 33133

Divisadero Street Partners GP, LLC
3480 Main Highway, Suite 204
Miami, FL 33133

Divisadero Street Capital, LLC
3480 Main Highway, Suite 204
Miami, FL 33133
Citizenship:
Divisadero Street Capital Management, LP - Delaware
William Zolezzi - United States
Divisadero Street Partners, L.P. - Delaware
Divisadero Street Partners GP, LLC - Delaware
Divisadero Street Capital, LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Divisadero Street Capital Management, LP - 6,384,945
William Zolezzi - 6,384,945
Divisadero Street Partners, L.P. - 6,384,945
Divisadero Street Partners GP, LLC - 6,384,945
Divisadero Street Capital, LLC - 6,384,945
Percent of class:
Divisadero Street Capital Management, LP - 5.3%
William Zolezzi - 5.3%
Divisadero Street Partners, L.P. - 5.3%
Divisadero Street Partners GP, LLC - 5.3%
Divisadero Street Capital, LLC - 5.3%
Sole power to vote or to direct the vote:
Divisadero Street Capital Management, LP - 0
William Zolezzi - 0
Divisadero Street Partners, L.P. - 0
Divisadero Street Partners GP, LLC - 0
Divisadero Street Capital, LLC - 0
Shared power to vote or to direct the vote:
Divisadero Street Capital Management, LP - 6,384,945
William Zolezzi - 6,384,945
Divisadero Street Partners, L.P. - 6,384,945
Divisadero Street Partners GP, LLC - 6,384,945
Divisadero Street Capital, LLC - 6,384,945
Sole power to dispose or to direct the disposition:
Divisadero Street Capital Management, LP - 0
William Zolezzi - 0
Divisadero Street Partners, L.P. - 0
Divisadero Street Partners GP, LLC - 0
Divisadero Street Capital, LLC - 0
Shared power to dispose or to direct the disposition:
Divisadero Street Capital Management, LP - 6,384,945
William Zolezzi - 6,384,945
Divisadero Street Partners, L.P. - 6,384,945
Divisadero Street Partners GP, LLC - 6,384,945
Divisadero Street Capital, LLC - 6,384,945

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Divisadero Street Capital Management, LP. None of those advisory clients, other than Divisadero Street Partners, L.P., may be deemed to beneficially own more than 5% of the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement
Exhibit B - Control Person Identification

## Signatures
- Divisadero Street Capital Management, LP: By: Divisadero Street Capital, LLC, its general partner, By: /s/ William Zolezzi, William Zolezzi, Manager (06/16/2026)
- William Zolezzi: /s/ William Zolezzi, William Zolezzi (06/16/2026)
- Divisadero Street Partners, L.P.: By: Divisadero Street Partners GP, LLC, its general partner, By: /s/ William Zolezzi, William Zolezzi, Manager (06/16/2026)
- Divisadero Street Partners GP, LLC: /s/ William Zolezzi, William Zolezzi, Manager (06/16/2026)
- Divisadero Street Capital, LLC: /s/ William Zolezzi, William Zolezzi, Manager (06/16/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.